SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule TO/A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 Amendment No. 2

                            (Name of Subject Company)

                    Winthrop Partners 80 Limited Partnership

                       A Massachusetts limited partnership

                              at $125 Net Per Unit

                                       by

               Equity Resource Lexington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800


                            Calculation of Filing Fee

================================================================================

         Transaction Valuation*                       Amount of Filing Fee
               $1,141,250                                    $228.25
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*       For purposes of calculating the filing fee only. This calculation assumes the purchase of 9,130 Units at a purchase price of $125 per Unit in the Partnership.

[ _] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
--------------------------------------------------------------------------------

        Amount Previously Paid:   $228.25        Filing Party: Equity Resource
                                                               Lexington Fund LP

        Form of Registration No.: Schedule TO/T  Date Filed:   April 19, 2002

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================================================================================

                                 AMENDMENT NO. 2

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 19, 2002 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 9,130 units (the "Units") of limited partnership interests in Winthrop Partners 80 Limited Partnership, a Massachusetts limited partnership (the "Partnership"), at $125 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after April 19, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

         COVER PAGE AND ITEMS 1, 4 and 12

         The Cover Page and Items 1, 4 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

         Cover Page

         The boxed paragraph of the cover page of the Offer to Purchase is amended in its entirety to read as follows:

               "THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON June 3, 2002, UNLESS THE OFFER IS EXTENDED."

         Item 1--Summary Term Sheet

         The sixth question of the Summary Term Sheet is amended in its entirety to read as follows:

                  "How long do I have to decide whether to tender in the offer?

                  You will have at least until 12:00 midnight, Eastern Time, on June 3, 2002, to decide whether to tender your units in the offer. In addition, if we decide to extend the offering period, as described below, you will have an additional opportunity to tender your units. See "THE OFFER--Section 3--Procedures for Tendering Units." Because the Purchaser is offering to purchase less than 100% of all units of the Partnership, there will be no "subsequent offering period.""

         The Summary Term Sheet is amended to read as follows:

                    "How many Units have been tendered as of the Offer's Extension Date?

                    Approximately 497 Units have been tender under the Offer at the time of the extension.""

         Item 4--Terms of the Transaction

         The Offer

         The first paragraph of Section 1--"Terms of the Offer" is amended in its entirety to read as follows:

                  "Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 9,130 Units that are validly tendered on or prior to the Expiration Date (as defined below). The term "Expiration Date" means 12:00 midnight, Eastern Time, on June 3, 2002, unless the Purchaser extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser, shall expire."

         Item 5-- Past Contacts, Transactions, Negotiations and Agreements

                  Section 9--"Past Contact and Negotiations with General Partner" is amended in its entirety to read as follows:

                  "Since 1983, and continuing until the date of this Offer, various affiliates of the Purchaser have engaged in ongoing conversations and exchanges of correspondence with various affiliates of the Partnership and affiliates of the general partner of the Partnership with regard to these affiliates' ownership of Units and other partnership interests in which the general partner of the Partnership is affiliated. These conversations have principally involved requests to obtain the list of Limited Partners and other information concerning the Partnership. In 2000, as a result of these conversations, an affiliate of the Purchaser entered into an agreement with Winthrop Financial Associates, a Maryland limited partnership. Winthrop Financial Associates is the manger of the general partners of the Partnership. One part of this agreement gives Winthrop Financial Associates the option to acquire up to 50% of all units which the Purchaser acquires in certain partnerships, including this Partnership, on the same terms as the Purchaser. In the past, Winthrop Financial Associates has exercised this option with regard to some offers made by the Purchaser for units in other partnerships and has declined to exercise this option with regard to other offers made by the Purchaser for units in other partnerships. In its response to the Purchaser's Offer, Winthrop Financial Associates has indicated that it will not exercise its right to acquire 50% of the Units tendered as a result of the Offer.

                  Neither the Partnership, the General Partner or any of their affiliates have disclosed to the Purchaser or disclosed in any filings made by the Partnership with the SEC, any plans or intentions to liquidate the Partnership."

         Item 12--Exhibits

         The following is added as an Exhibit to the Schedule TO:

                  (a)(9)   Press release dated May 20, 2002.


                                   SIGNATURES


            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 20, 2002     Equity Resource Lexington Fund Limited Partnership,
                                     a Massachusetts limited partnership

                                     By:  /s/    Eggert Dagbjartsson
                                          --------------------------------------
                                                 Eggert Dagbjartsson
                                                 General Partner

                                     Equity Resources Group, Inc.
                                     A Massachusetts Corporation

                                     By:  /s/    Eggert Dagbjartsson
                                          --------------------------------------
                                                 Eggert Dagbjartsson
                                                 Executive Vice President

                                     Eggert Dagbjartsson

                                     By:  /s/    Eggert Dagbjartsson
                                          --------------------------------------
                                                 Eggert Dagbjartsson
                                                 Eggert Dagbjartsson

                                  EXHIBIT INDEX

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Exhibit No.                           Description
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(a)(1) -           Offer to Purchase, dated April 19, 2002*
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(a)(2) -           Transmittal letter, dated April 19, 2002*
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(a)(3) -           Agreement of Sale*
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(a)(4)             Summary Advertisement*
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(a)(5)--           Agreement of Sale and Assignment*
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(a)(6)--           Transmittal letter, dated May 20, 2002
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(a)(7)--           Press Release, dated May 20, 2002.
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(a)(8)--           Not applicable.
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(b) -              Not applicable.
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(c) -              Not applicable.
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(d) -              Agreement between Purchaser and General Partner*
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(e) -              Not applicable.
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(f) -              Not applicable.
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(g)                Not applicable
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(h)                Not applicable.
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* Previously filed